UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2010

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 20, 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	20 October 2010
Number	28/10

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2010

•	A strong start to the financial year with an increase in production for 11 commodities and most assets operating at capacity.

•

Record quarterly Petroleum production despite the suspension of drilling activities in the Gulf of Mexico (USA). This was driven by strong crude performance at Pyrenees (Australia) and strong liquefied natural gas production at North West Shelf (Australia).

•	Other quarterly production records were achieved at Samarco and the Alumar refinery (both Brazil), and for manganese ore, including records at both GEMCO (Australia) and Hotazel (South Africa).

•	Olympic Dam (Australia) achieved record quarterly ore hoisting rates following the successful repair of the Clark Shaft.

Despite ongoing uncertainty in the developed world, BHP Billiton remains positive on the prospects for many of its core commodities and the underlying performance of its business due to strength in the emerging economies and the ongoing delay in the supply side response.

Petroleum

	SEPT 2010 QTR	SEPT Q10 Vs SEPT Q09	SEPT Q10 Vs JUNE Q10
Crude Oil, Condensate and Natural Gas Liquids (‘000 bbl)	25,450	0%	-1%
Natural Gas (bcf)	105.83	8%	16%
Total Petroleum Products (million boe)	43.09	3%	6%

Total Petroleum Production – Petroleum delivered a quarterly production record driven by strong crude oil production from Pyrenees and strong LNG performance at North West Shelf. Eastern Australia experienced high gas demand due to colder weather. Strong performance from the Australian assets was partially offset by natural field decline and the suspension of drilling activities in the Gulf of Mexico.

Crude Oil, Condensate, and Natural Gas Liquids – Crude oil and condensate production was in line with comparative periods. Natural field decline that followed the suspension of drilling activities in the Gulf of Mexico was offset by the successful start-up and continued strong performance at Pyrenees, despite planned maintenance. There was no weather related downtime in the Gulf of Mexico assets during the quarter.

Natural Gas – Record natural gas volumes were achieved due to strong LNG production from North West Shelf and increased seasonal demand in Eastern Australia. This was partially offset by planned maintenance at North West Shelf LNG Train 4 and severe flooding in Pakistan.

The drilling moratorium has impacted our operations in the Gulf of Mexico. Our current expectation is that production volumes for the 2011 financial year will be in line with the 2010 financial year.

Aluminium

	SEPT 2010 QTR	SEPT Q10 vs SEPT Q09	SEPT Q10 vs JUNE Q10
Alumina (‘000 tonnes) (a)	1,000	19%	4%
Aluminium (‘000 tonnes)	314	0%	2%

Alumina – Production was higher than comparative periods due to the ongoing ramp up of the Alumar refinery, which is scheduled to produce at its expanded capacity around mid calendar year 2011. An unplanned calciner outage at Worsley (Australia) impacted production in the September 2009 quarter.

Aluminium – Production across all operations was in line with comparative periods.

Base Metals

	SEPT 2010 QTR	SEPT Q10 vs SEPT Q09	SEPT Q10 vs JUNE Q10
Copper (‘000 tonnes)	291.2	3%	0%
Lead (tonnes)	69,141	13%	10%
Zinc (tonnes)	40,197	-13%	-12%
Silver (‘000 ounces)	12,152	13%	6%
Uranium Oxide Concentrate (Uranium) (tonnes)	1,010	-11%	42%

Copper – Production was in line with the June 2010 quarter with strong operating performance at Olympic Dam following the successful repair of the Clark Shaft. During the September 2010 quarter, Olympic Dam achieved record ore hoisting rates. This was offset by lower ore grades at Antamina (Peru) and Escondida (Chile). Production in the September 2009 quarter was impacted by the repair of the Laguna Seca SAG mill at Escondida and a planned smelter outage at Olympic Dam.

As announced previously, Escondida production is expected to decline by five to 10 per cent in the 2011 financial year, mainly due to lower ore grades.

Lead/Silver – Cannington (Australia) production was higher than comparative periods due to increased grades and plant utilisation.

Zinc – Production during the September 2010 quarter was impacted by lower grades at Antamina.

Uranium – Olympic Dam achieved record ore hoisting rates following the successful repair of the Clark Shaft. Production was lower than the September 2009 quarter mainly due to lower grades.

Diamonds & Specialty Products

	SEPT 2010 QTR	SEPT Q10 vs SEPT Q09	SEPT Q10 vs JUNE Q10
Diamonds (‘000 carats)	703	-10%	-5%

Diamonds – Production was lower than both comparative periods primarily due to lower ore processed and lower average grade. During the quarter a higher proportion of ore was sourced from the Fox pit at Ekati (Canada) as mining of the higher grade Panda underground ceased in the June 2010 quarter.

Stainless Steel Materials

	SEPT 2010 QTR	SEPT Q10 vs SEPT Q09	SEPT Q10 vs JUNE Q10
Nickel (‘000 tonnes) (b)	38.5	9%	-16%

Nickel – Production was higher than the September 2009 quarter which was impacted by a planned outage at the Nickel West Kalgoorlie (Australia) smelter. Production was lower than the June 2010 quarter which benefited from the drawdown of accumulated concentrate stocks.

As announced previously, Cerro Matoso (Colombia) production will be impacted for nine months due to the planned replacement of one of its two furnaces, commencing in the second half of the 2011 financial year.

Iron Ore

	SEPT 2010 QTR	SEPT Q10 vs SEPT Q09	SEPT Q10 vs JUNE Q10
Iron Ore (‘000 tonnes)	31,983	6%	2%

Iron Ore – Western Australia Iron Ore production was higher than both comparative periods due to the continued ramp up of Rapid Growth Project (RGP) 4 and improved supply chain performance, partially offset by RGP 5 tie-in activities.

Samarco achieved a production record during the quarter with increased capacity utilisation across all three pellet plants following preventative maintenance in the June 2010 quarter.

Manganese

	SEPT 2010 QTR	SEPT Q10 vs SEPT Q09	SEPT Q10 vs JUNE Q10
Manganese Ore (‘000 tonnes)	2,122	84%	23%
Manganese Alloy (‘000 tonnes)	199	216%	-9%

Manganese Ore – GEMCO and Hotazel achieved production records during the quarter. Production continued to recover strongly following proactive supply chain management in response to weak market demand in the September 2009 quarter, and weather related disruptions in the June 2010 quarter.

Sales were impacted during the September 2010 quarter by port maintenance at GEMCO and rail constraint in South Africa.

Manganese Alloy – Production was lower than the June 2010 quarter, which benefited from the recovery of recycled material.

Sales in the September 2010 quarter reflect the typical inventory cycle.

Metallurgical Coal

	SEPT 2010 QTR	SEPT Q10 vs SEPT Q09	SEPT Q10 vs JUNE Q10
Metallurgical Coal (‘000 tonnes)	10,299	10%	-6%

Metallurgical Coal – Production was higher than the September 2009 quarter due to improved operational and supply chain performance, supported by strong demand. Production during the September 2010 quarter was impacted by planned maintenance at Queensland Coal and Illawarra (both Australia). Heavy rainfall in Queensland during September 2010 restricted overburden removal, which is expected to adversely impact coal mining activities in the December 2010 quarter.

Energy Coal

	SEPT 2010 QTR	SEPT Q10 vs SEPT Q09	SEPT Q10 vs JUNE Q10
Energy Coal (‘000 tonnes)	17,106	-5%	5%

Energy Coal – Production during the quarter benefited from the continued ramp up of the Klipspruit (South Africa) expansion and improved operating performance at Khutala (South Africa). This was offset by plant tie-in activities related to the MAC20 project at Hunter Valley Energy Coal (Australia), weather related disruptions at Cerrejon Coal (Colombia) and constrained customer demand at New Mexico Coal (USA).

(a)	Excluding Suriname which was sold effective 31 July 2009.

(b)	Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

This report, together with the Exploration and Development Report, represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 30 September 2010.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com.

Australia Brendan Harris, Investor Relations Tel: +61 3 9609 4323 Mobile: +61 437 134 814 email: Brendan.Harris@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	United Kingdom & Americas Ruban Yogarajah, Media Relations Tel: +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

Amanda Buckley, Media Relations Tel: +61 3 9609 2209 Mobile: +61 419 801 349 email: Amanda.Buckley@bhpbilliton.com	Americas Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Kelly Quirke, Media Relations Tel: +61 3 9609 2896 Mobile: +61 429 966 312 Email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS

			QUARTER ENDED			QUARTER ENDED
			SEPT 2009	JUNE 2010	SEPT 2010	SEPT 2010	SEPT 2009	SEPT Q10 vs SEPT Q09	SEPT Q10 vs JUNE Q10
PETROLEUM
Crude oil & condensate	(‘000 bbl	)	21,648	22,497	22,087	22,087	21,648	2%	-2%
Natural gas	(bcf	)	98.17	90.98	105.83	105.83	98.17	8%	16%
Natural gas liquid	(‘000 bbl	)	3,685	3,182	3,363	3,363	3,685	-9%	6%
Total Petroleum Products	(million boe	)	41.70	40.84	43.09	43.09	41.70	3%	6%
ALUMINIUM
Alumina (a)	(‘000 tonnes	)	841	962	1,000	1,000	841	19%	4%
Aluminium	(‘000 tonnes	)	313	309	314	314	313	0%	2%
BASE METALS
Copper	(‘000 tonnes	)	283.9	291.1	291.2	291.2	283.9	3%	0%
Lead	(tonnes	)	61,370	62,916	69,141	69,141	61,370	13%	10%
Zinc	(tonnes	)	46,425	45,422	40,197	40,197	46,425	-13%	-12%
Gold	(ounces	)	39,911	35,305	49,361	49,361	39,911	24%	40%
Silver	(‘000 ounces	)	10,769	11,413	12,152	12,152	10,769	13%	6%
Uranium oxide concentrate	(tonnes	)	1,130	712	1,010	1,010	1,130	-11%	42%
Molybdenum	(tonnes	)	241	269	208	208	241	-14%	-23%
DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	(‘000 carats	)	780	740	703	703	780	-10%	-5%
STAINLESS STEEL MATERIALS
Nickel (b)	(‘000 tonnes	)	35.4	45.7	38.5	38.5	35.4	9%	-16%
IRON ORE
Iron ore	(‘000 tonnes	)	30,106	31,243	31,983	31,983	30,106	6%	2%
MANGANESE
Manganese ore	(‘000 tonnes	)	1,156	1,721	2,122	2,122	1,156	84%	23%
Manganese alloy	(‘000 tonnes	)	63	218	199	199	63	216%	-9%
METALLURGICAL COAL
Metallurgical coal	(‘000 tonnes	)	9,404	10,927	10,299	10,299	9,404	10%	-6%
ENERGY COAL
Energy coal	(‘000 tonnes	)	18,059	16,270	17,106	17,106	18,059	-5%	5%

(a)	Excluding Suriname which was sold effective 31 July 2009.
(b)	Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	QUARTER ENDED						QUARTER ENDED
	BHP Billiton Interest	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	SEPT 2010	SEPT 2009
PETROLEUM
Production
Crude oil & condensate (‘000 bbl)		21,648	20,506	19,736	22,497	22,087	22,087	21,648
Natural gas (bcf)		98.17	91.15	88.27	90.98	105.83	105.83	98.17
NGL (‘000 bbl) (a)		3,685	3,113	2,769	3,182	3,363	3,363	3,685

Total Petroleum Products (million boe)		41.70	38.81	37.21	40.84	43.09	43.09	41.70

ALUMINIUM
ALUMINA
Production (‘000 tonnes)
Worsley	86%	709	755	811	779	756	756	709
Suriname (b)	45%	78	—	—	—	—	—	78
Alumar	36%	132	184	210	183	244	244	132

Total		919	939	1,021	962	1,000	1,000	919

ALUMINIUM
Production (‘000 tonnes)
Hillside	100%	179	180	174	177	180	180	179
Bayside	100%	25	25	24	24	24	24	25
Alumar	40%	44	43	44	43	44	44	44
Mozal	47%	65	65	64	65	66	66	65

Total		313	313	306	309	314	314	313

BASE METALS (c)
COPPER
Payable metal in concentrate (‘000 tonnes)
Escondida	57.5%	102.8	130.6	101.5	113.2	110.7	110.7	102.8
Antamina	33.8%	24.3	26.6	22.4	25.3	23.2	23.2	24.3

Total		127.1	157.2	123.9	138.5	133.9	133.9	127.1

Cathode (‘000 tonnes)
Escondida	57.5%	47.9	45.9	36.2	44.2	45.0	45.0	47.9
Pampa Norte (d)	100%	69.6	40.4	65.2	69.6	66.4	66.4	69.6
Pinto Valley	100%	1.6	1.5	1.6	1.5	1.4	1.4	1.6
Olympic Dam	100%	37.7	26.1	2.2	37.3	44.5	44.5	37.7

Total		156.8	113.9	105.2	152.6	157.3	157.3	156.8

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	60,879	61,701	60,577	62,288	68,529	68,529	60,879
Antamina	33.8%	491	1,372	550	628	612	612	491

Total		61,370	63,073	61,127	62,916	69,141	69,141	61,370

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	15,190	18,324	15,257	13,935	15,260	15,260	15,190
Antamina	33.8%	31,235	41,511	31,340	31,487	24,937	24,937	31,235

Total		46,425	59,835	46,597	45,422	40,197	40,197	46,425

Refer footnotes on page 4.
BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	13,905	20,924	20,010	21,586	24,807	24,807	13,905
Olympic Dam (refined gold)	100%	26,006	24,117	1,652	13,719	24,554	24,554	26,006

Total		39,911	45,041	21,662	35,305	49,361	49,361	39,911

SILVER
Payable metal in concentrate (‘000 ounces)
Escondida	57.5%	512	825	794	743	803	803	512
Antamina	33.8%	1,039	1,360	1,079	1,234	989	989	1,039
Cannington	100%	9,013	9,334	9,605	9,324	10,159	10,159	9,013
Olympic Dam (refined silver)	100%	205	170	13	112	201	201	205

Total		10,769	11,689	11,491	11,413	12,152	12,152	10,769

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	1,130	348	89	712	1,010	1,010	1,130

Total		1,130	348	89	712	1,010	1,010	1,130

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	241	113	190	269	208	208	241

Total		241	113	190	269	208	208	241

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production (‘000 carats)
Ekati™	80%	780	760	770	740	703	703	780
STAINLESS STEEL MATERIALS
NICKEL
Production (‘000 tonnes)
CMSA	99.9%	12.0	13.0	11.6	13.0	12.4	12.4	12.0
Yabulu (e)	100%	2.8	—	—	—	—	—	2.8
Nickel West	100%	23.4	36.0	31.7	32.7	26.1	26.1	23.4

Total		38.2	49.0	43.3	45.7	38.5	38.5	38.2

Refer footnotes on page 4.
IRON ORE
Production (‘000 tonnes) (f)
Newman (g)	85%	7,549	8,174	7,896	8,478	9,640	9,640	7,549
Goldsworthy Joint Venture	85%	428	417	421	422	384	384	428
Area C Joint Venture	85%	9,189	10,207	9,524	9,767	10,086	10,086	9,189
Yandi Joint Venture	85%	10,194	10,885	10,549	9,768	8,787	8,787	10,194
Samarco	50%	2,746	2,766	2,774	2,808	3,086	3,086	2,746

Total		30,106	32,449	31,164	31,243	31,983	31,983	30,106

MANGANESE
MANGANESE ORES
Saleable production (‘000 tonnes)
South Africa (h)	60%	428	664	781	845	938	938	428
Australia (h)	60%	728	873	929	876	1,184	1,184	728

Total		1,156	1,537	1,710	1,721	2,122	2,122	1,156

MANGANESE ALLOYS
Saleable production (‘000 tonnes)
South Africa (h) (i)	60%	30	76	106	152	132	132	30
Australia (h)	60%	33	55	65	66	67	67	33

Total		63	131	171	218	199	199	63

METALLURGICAL COAL
Production (‘000 tonnes) (j)
BMA	50%	5,822	5,609	5,871	7,101	6,538	6,538	5,822
BHP Mitsui Coal (k)	80%	1,597	1,829	1,251	1,766	1,913	1,913	1,597
Illawarra	100%	1,985	1,455	1,035	2,060	1,848	1,848	1,985

Total		9,404	8,893	8,157	10,927	10,299	10,299	9,404

ENERGY COAL
Production (‘000 tonnes)
South Africa	100%	8,099	7,382	7,741	7,237	8,997	8,997	8,099
USA	100%	4,162	2,978	2,925	3,413	3,177	3,177	4,162
Australia	100%	3,173	2,887	3,177	2,802	2,506	2,506	3,173
Colombia	33%	2,625	2,213	2,499	2,818	2,426	2,426	2,625

Total		18,059	15,460	16,342	16,270	17,106	17,106	18,059

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b)	Suriname was sold effective 31 July 2009.
(c)	Metal production is reported on the basis of payable metal.
(d)	Includes Cerro Colorado and Spence.
(e)	Yabulu was sold effective 31 July 2009.
(f)	Iron ore production is reported on a wet tonnes basis.
(g)	Newman includes Mt Newman Joint Venture and Jimblebar.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(i)	Production includes Medium Carbon Ferro Manganese.
(j)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(k)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	SEPT 2010	SEPT 2009
PETROLEUM
BHP Billiton attributable production unless otherwise stated.
CRUDE OIL & CONDENSATE (‘000 barrels)
Bass Strait	3,501	3,031	2,779	2,886	2,711	2,711	3,501
North West Shelf	2,305	2,362	2,328	1,977	2,237	2,237	2,305
Stybarrow	1,328	979	433	784	551	551	1,328
Pyrenees (a)	—	—	1,530	5,071	5,516	5,516	—
Other Australia (b)	172	46	15	13	15	15	172
Atlantis (c)	4,630	4,301	3,792	3,221	3,038	3,038	4,630
Mad Dog (c)	1,268	906	1,219	1,120	1,075	1,075	1,268
Shenzi (c) (d)	5,001	5,528	4,421	4,416	3,916	3,916	5,001
Trinidad /Tobago	445	398	407	349	285	285	445
Other Americas (c) (e)	473	453	403	370	359	359	473
UK	629	677	767	615	611	611	629
Algeria	1,793	1,717	1,543	1,587	1,686	1,686	1,793
Pakistan	103	108	99	88	87	87	103

Total	21,648	20,506	19,736	22,497	22,087	22,087	21,648

NATURAL GAS (billion cubic feet)
Bass Strait	31.31	24.20	18.81	30.02	38.81	38.81	31.31
North West Shelf	32.86	33.98	35.34	31.24	36.49	36.49	32.86
Other Australia (b)	5.83	5.47	5.60	4.99	6.00	6.00	5.83
Atlantis (c)	2.29	1.55	1.70	0.47	1.33	1.33	2.29
Mad Dog (c)	0.30	0.14	0.29	0.12	0.25	0.25	0.30
Shenzi (c) (d)	1.42	1.21	1.07	1.27	0.75	0.75	1.42
Other Americas (c) (e)	1.62	1.46	1.32	1.45	1.40	1.40	1.62
UK	5.20	5.08	7.36	6.03	6.31	6.31	5.20
Pakistan	17.34	18.06	16.78	15.39	14.49	14.49	17.34

Total	98.17	91.15	88.27	90.98	105.83	105.83	98.17

NGL (‘000 barrels)
Bass Strait	2,080	1,572	1,376	1,817	2,030	2,030	2,080
North West Shelf	438	464	478	425	471	471	438
Atlantis (c)	273	290	227	212	188	188	273
Mad Dog (c)	49	40	45	47	42	42	49
Shenzi (c) (d)	289	351	275	265	196	196	289
Other Americas (c) (e)	54	45	43	41	42	42	54
UK	51	—	49	90	60	60	51
Algeria	451	351	276	285	334	334	451

Total	3,685	3,113	2,769	3,182	3,363	3,363	3,685

TOTAL PETROLEUM PRODUCTS	41.70	38.81	37.21	40.84	43.09	43.09	41.70

(million barrels of oil equivalent) (f)

(a)	Pyrenees achieved first production on 1 March 2010.
(b)	Other Australia includes Griffin and Minerva. Griffin ceased production on 23 October 2009.
(c)	Gulf of Mexico volumes are net of royalties.
(d)	The Genghis Khan operation is reported in Shenzi.
(e)	Other Americas includes Neptune, West Cameron 76, Mustang, Genesis and Starlifter.
(f)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	SEPT 2010	SEPT 2009
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
ALUMINA
Production
Worsley, Australia	709	755	811	779	756	756	709
Paranam, Suriname (a)	78	—	—	—	—	—	78
Alumar, Brazil	132	184	210	183	244	244	132

Total	919	939	1,021	962	1,000	1,000	919

Sales
Worsley, Australia	716	773	735	822	767	767	716
Paranam, Suriname (a)	74	—	—	—	—	—	74
Alumar, Brazil	154	180	218	175	239	239	154

Total (b)	944	953	953	997	1,006	1,006	944

ALUMINIUM
Production
Hillside, South Africa	179	180	174	177	180	180	179
Bayside, South Africa	25	25	24	24	24	24	25
Alumar, Brazil	44	43	44	43	44	44	44
Mozal, Mozambique	65	65	64	65	66	66	65

Total	313	313	306	309	314	314	313

Sales
Hillside, South Africa	147	203	172	169	148	148	147
Bayside, South Africa	26	27	25	32	29	29	26
Alumar, Brazil	44	45	43	48	44	44	44
Mozal, Mozambique	67	56	58	78	55	55	67

Total	284	331	298	327	276	276	284
Tolling Agreement (b)	15	—	—	—	—	—	15

	299	331	298	327	276	276	299

(a)	Suriname was sold effective 31 July 2009.
(b)	Equity Alumina from Suriname was converted into Aluminium under a third party tolling agreement. These tonnages were allocated to equity sales. This Aluminium is now treated as third party product following the sale of Suriname.

PRODUCTION AND SHIPMENT REPORT

			QUARTER ENDED					QUARTER ENDED
			SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	SEPT 2010	SEPT 2009
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.
Escondida, Chile
Material mined (100%)	(‘000 tonnes	)	102,352	101,976	103,216	109,098	103,841	103,841	102,352
Sulphide ore milled (100%)	(‘000 tonnes	)	16,224	20,246	17,697	17,711	19,697	19,697	16,224
Average copper grade	(%	)	1.40%	1.38%	1.29%	1.40%	1.24%	1.24%	1.40%
Production ex Mill (100%)	(‘000 tonnes	)	188.4	233.0	189.6	205.3	197.7	197.7	188.4
Production
Payable copper	(‘000 tonnes	)	102.8	130.6	101.5	113.2	110.7	110.7	102.8
Payable gold concentrate	(fine ounces	)	13,905	20,924	20,010	21,586	24,807	24,807	13,905
Copper cathode (EW)	(‘000 tonnes	)	47.9	45.9	36.2	44.2	45.0	45.0	47.9
Payable silver concentrate	(‘000 ounces	)	512	825	794	743	803	803	512
Sales
Payable copper	(‘000 tonnes	)	88.9	144.3	100.4	106.4	114.8	114.8	88.9
Payable gold concentrate	(fine ounces	)	11,991	23,031	20,390	20,604	25,661	25,661	11,991
Copper cathode (EW)	(‘000 tonnes	)	40.7	51.1	40.3	45.0	40.0	40.0	40.7
Payable silver concentrate	(‘000 ounces	)	441	910	786	714	831	831	441

Pampa Norte, Chile
Cerro Colorado
Material mined	(‘000 tonnes	)	17,019	16,586	14,513	15,828	15,644	15,644	17,019
Ore milled	(‘000 tonnes	)	3,758	4,314	4,367	4,707	4,584	4,584	3,758
Average copper grade	(%	)	0.79%	0.77%	0.72%	0.67%	0.73%	0.73%	0.79%
Production
Copper cathode (EW)	(‘000 tonnes	)	18.6	21.6	20.2	24.8	21.7	21.7	18.6
Sales
Copper cathode (EW)	(‘000 tonnes	)	18.3	21.2	20.7	22.4	21.4	21.4	18.3
Spence
Material mined	(‘000 tonnes	)	19,111	3,800	18,739	19,191	17,148	17,148	19,111
Ore milled	(‘000 tonnes	)	4,670	1,190	4,917	4,389	4,427	4,427	4,670
Average copper grade	(%	)	1.55%	1.22%	1.34%	1.29%	1.22%	1.22%	1.55%
Production
Copper cathode (EW)	(‘000 tonnes	)	51.0	18.8	45.0	44.8	44.7	44.7	51.0
Sales
Copper cathode (EW)	(‘000 tonnes	)	42.2	32.7	40.3	49.5	37.0	37.0	42.2

Antamina, Peru
Material mined (100%)	(‘000 tonnes	)	27,571	29,485	26,705	30,014	30,599	30,599	27,571
Sulphide ore milled (100%)	(‘000 tonnes	)	8,321	8,962	8,791	9,328	9,041	9,041	8,321
Average head grades
- Copper	(%	)	1.10%	1.15%	1.02%	0.99%	0.93%	0.93%	1.10%

- Zinc	(%	)	1.65%	2.04%	1.59%	1.53%	1.35%	1.35%	1.65%
Production
Payable copper	(‘000 tonnes	)	24.3	26.6	22.4	25.3	23.2	23.2	24.3
Payable zinc	(tonnes	)	31,235	41,511	31,340	31,487	24,937	24,937	31,235
Payable silver	(‘000 ounces	)	1,039	1,360	1,079	1,234	989	989	1,039
Payable lead	(tonnes	)	491	1,372	550	628	612	612	491
Payable molybdenum	(tonnes	)	241	113	190	269	208	208	241
Sales
Payable copper	(‘000 tonnes	)	25.6	26.6	20.3	24.3	27.7	27.7	25.6
Payable zinc	(tonnes	)	30,633	40,280	33,030	34,643	23,937	23,937	30,633
Payable silver	(‘000 ounces	)	1,079	1,135	965	893	1,242	1,242	1,079
Payable lead	(tonnes	)	1,707	703	830	431	748	748	1,707
Payable molybdenum	(tonnes	)	264	107	148	203	438	438	264

Cannington, Australia
Material mined	(‘000 tonnes	)	840	839	714	837	742	742	840
Ore milled	(‘000 tonnes	)	798	859	708	776	831	831	798
Average head grades
- Silver	(g/t	)	418	405	494	441	447	447	418
- Lead	(%	)	9.0%	8.5%	10.0%	9.4%	9.6%	9.6%	9.0%
- Zinc	(%	)	3.1%	3.4%	3.5%	3.1%	3.0%	3.0%	3.1%
Production
Payable silver	(‘000 ounces	)	9,013	9,334	9,605	9,324	10,159	10,159	9,013
Payable lead	(tonnes	)	60,879	61,701	60,577	62,288	68,529	68,529	60,879
Payable zinc	(tonnes	)	15,190	18,324	15,257	13,935	15,260	15,260	15,190
Sales
Payable silver	(‘000 ounces	)	7,978	9,652	8,268	11,280	9,219	9,219	7,978
Payable lead	(tonnes	)	53,778	66,088	51,745	74,341	63,091	63,091	53,778
Payable zinc	(tonnes	)	10,697	19,766	18,243	16,029	12,477	12,477	10,697

Olympic Dam, Australia
Material mined (a)	(‘000 tonnes	)	2,479	734	689	1,363	2,710	2,710	2,479
Ore milled	(‘000 tonnes	)	2,453	717	234	1,685	2,505	2,505	2,453
Average copper grade	(%	)	1.70%	1.99%	2.33%	1.94%	1.91%	1.91%	1.70%
Average uranium grade	kg/t		0.58	0.58	0.57	0.58	0.54	0.54	0.58
Production
Copper cathode (ER)	(‘000 tonnes	)	34.5	25.0	1.9	34.9	41.6	41.6	34.5
Copper cathode (EW)	(‘000 tonnes	)	3.2	1.1	0.3	2.4	2.9	2.9	3.2
Uranium oxide concentrate	(tonnes	)	1,130	348	89	712	1,010	1,010	1,130
Refined gold	(fine ounces	)	26,006	24,117	1,652	13,719	24,554	24,554	26,006
Refined silver	(‘000 ounces	)	205	170	13	112	201	201	205
Sales
Copper cathode (ER)	(‘000 tonnes	)	36.1	23.7	6.1	29.3	42.2	42.2	36.1
Copper cathode (EW)	(‘000 tonnes	)	3.2	1.5	0.7	1.5	2.8	2.8	3.2
Uranium oxide concentrate	(tonnes	)	537	1,540	182	122	751	751	537
Refined gold	(fine ounces	)	25,053	22,666	5,980	10,811	18,914	18,914	25,053
Refined silver	(‘000 ounces	)	173	198	46	49	201	201	173

(a) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper cathode (EW)	(‘000 tonnes	)	1.6	1.5	1.6	1.5	1.4	1.4	1.6
Sales
Copper cathode (EW)	(‘000 tonnes	)	1.3	1.6	1.1	1.5	1.8	1.8	1.3

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					QUARTER ENDED
		SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	SEPT 2010	SEPT 2009
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.
DIAMONDS
Ekati™, Canada
Ore Processed (100%)	(‘000 tonnes)	1,223	1,216	1,256	1,235	1,196	1,196	1,223
Production	(‘000 carats)	780	760	770	740	703	703	780

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	SEPT 2010	SEPT 2009
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
NICKEL
CMSA, Colombia
Production	12.0	13.0	11.6	13.0	12.4	12.4	12.0
Sales	11.4	11.4	13.4	12.5	12.0	12.0	11.4

Yabulu, Australia (a)
Production
Nickel metal	2.8	—	—	—	—	—	2.8
Cobalt	0.1	—	—	—	—	—	0.1
Sales
Nickel metal	2.2	—	—	—	—	—	2.2
Cobalt	0.1	—	—	—	—	—	0.1
(a) Yabulu was sold effective 31 July 2009.
Nickel West, Australia
Production
Nickel contained in concentrate
Nickel contained in concentrate	4.1	5.3	7.1	6.1	0.9	0.9	4.1
Nickel contained in finished matte	5.0	13.0	10.6	15.7	13.6	13.6	5.0
Nickel metal	14.3	17.7	14.0	10.9	11.6	11.6	14.3

Nickel production	23.4	36.0	31.7	32.7	26.1	26.1	23.4

Sales
Nickel contained in concentrate	3.9	5.2	7.0	6.3	1.6	1.6	3.9
Nickel contained in finished matte	3.7	11.8	10.8	15.2	14.6	14.6	3.7
Nickel metal	14.1	17.5	14.9	9.2	12.2	12.2	14.1
Nickel sales	21.7	34.5	32.7	30.7	28.4	28.4	21.7

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	SEPT 2010	SEPT 2009
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
IRON ORE (a)
Pilbara, Australia
Production
Newman (b)	7,549	8,174	7,896	8,478	9,640	9,640	7,549
Goldsworthy Joint Venture	428	417	421	422	384	384	428
Area C Joint Venture	9,189	10,207	9,524	9,767	10,086	10,086	9,189
Yandi Joint Venture	10,194	10,885	10,549	9,768	8,787	8,787	10,194

Total (BHP Billiton share)	27,360	29,683	28,390	28,435	28,897	28,897	27,360

Total production (100%)	32,188	34,921	33,400	33,452	33,996	33,996	32,188
Shipments
Lump	7,839	8,141	8,071	7,135	7,822	7,822	7,839
Fines	19,932	20,787	19,974	21,512	21,049	21,049	19,932

Total (BHP Billiton share)	27,771	28,928	28,045	28,647	28,871	28,871	27,771

Total sales (100%)	32,672	34,033	32,994	33,703	33,966	33,966	32,672
(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Newman includes Mt Newman Joint Venture and Jimblebar.
Samarco, Brazil
Production	2,746	2,766	2,774	2,808	3,086	3,086	2,746
Shipments	3,076	2,933	2,594	2,591	2,634	2,634	3,076

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	SEPT 2010	SEPT 2009
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
MANGANESE ORE
South Africa (a)
Saleable production	428	664	781	845	938	938	428
Sales	712	751	741	929	657	657	712

Australia (a)
Saleable production	728	873	929	876	1,184	1,184	728
Sales	838	985	835	974	552	552	838

MANGANESE ALLOY
South Africa (a) (b)
Saleable production	30	76	106	152	132	132	30
Sales	101	66	77	101	95	95	101

Australia (a)
Saleable production	33	55	65	66	67	67	33
Sales	60	68	54	75	53	53	60

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b)	Production includes Medium Carbon Ferro Manganese.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	SEPT 2010	SEPT 2009
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,352	1,500	1,254	1,627	1,458	1,458	1,352
Goonyella	1,507	1,548	1,667	1,946	1,863	1,863	1,507
Peak Downs	1,187	817	1,030	1,298	1,117	1,117	1,187
Saraji	779	726	965	932	872	872	779
Norwich Park	392	575	375	528	468	468	392
Gregory Joint Venture	605	443	580	770	760	760	605

BMA total	5,822	5,609	5,871	7,101	6,538	6,538	5,822

BHP Mitsui Coal (b)
South Walker Creek	821	1,063	697	1,028	1,056	1,056	821
Poitrel	776	766	554	738	857	857	776

BHP Mitsui Coal total	1,597	1,829	1,251	1,766	1,913	1,913	1,597

Queensland total	7,419	7,438	7,122	8,867	8,451	8,451	7,419

Shipments
Coking coal	5,725	5,935	4,836	7,268	6,641	6,641	5,725
Weak coking coal	1,613	1,778	1,356	2,109	1,653	1,653	1,613
Thermal coal	453	204	385	339	368	368	453

Total	7,791	7,917	6,577	9,716	8,662	8,662	7,791

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
Illawarra, Australia
Production	1,985	1,455	1,035	2,060	1,848	1,848	1,985
Shipments
Coking coal	2,097	1,408	980	1,652	1,388	1,388	2,097
Thermal coal	159	250	109	213	362	362	159

Total	2,256	1,658	1,089	1,865	1,750	1,750	2,256

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					QUARTER ENDED
	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	SEPT 2010	SEPT 2010	SEPT 2009
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
South Africa
Production	8,099	7,382	7,741	7,237	8,997	8,997	8,099
Sales
Export	2,377	2,849	2,856	2,449	3,047	3,047	2,377
Local utility	5,378	4,687	4,263	4,351	5,667	5,667	5,378
Inland	46	49	56	47	110	110	46

Total	7,801	7,585	7,175	6,847	8,824	8,824	7,801

New Mexico, USA
Production
Navajo Coal	2,167	1,785	1,873	1,640	1,754	1,754	2,167
San Juan Coal	1,995	1,193	1,052	1,773	1,423	1,423	1,995

Total	4,162	2,978	2,925	3,413	3,177	3,177	4,162
Sales - local utility	3,604	3,660	2,555	3,005	3,361	3,361	3,604

Hunter Valley, Australia
Production	3,173	2,887	3,177	2,802	2,506	2,506	3,173
Sales
Export	1,766	2,959	2,263	2,524	2,626	2,626	1,766
Inland	619	382	601	474	404	404	619

Total	2,385	3,341	2,864	2,998	3,030	3,030	2,385

Cerrejon Coal, Colombia
Production	2,625	2,213	2,499	2,818	2,426	2,426	2,625
Sales - export	2,335	2,745	2,419	2,601	2,776	2,776	2,335